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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                         For the month of September 2005

                             Commission File Number
                                   000 - 13979

                            Breakwater Resources Ltd.
                 (Translation of registrant's name into English)

         95 Wellington Street West, Suite 950, Toronto, Ontario M5J 2N7
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                 Form 20-F                       Form 40-F  X
                          -----                           -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes                              No  X
                          -----                           -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            BREAKWATER RESOURCES LTD.

                                            By:  Signed: "Priya Patil"
                                               ---------------------------------
                                                 Priya Patil
                                                 Corporate Counsel
Date: September 2, 2005


                                INDEX TO EXHIBITS

The following document is being filed with the Commission as exhibit to, and is incorporated by reference into and form part of, the report on Form 6-K.

EXHIBIT 1:   PRESS RELEASE RE: GOLD LOAN
EXHIBIT 2:   PRESS RELEASE RE: FLOW-THROUGH SHARES